UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Uxin Limited

File No. 333-225266 - CF#36378

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Uxin Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on June 22, 2018.

Based on representations by Uxin Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.47	through November 10, 2021
Exhibit 10.48	through June 7, 2020
Exhibit 10.49	through June 27, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary